Allied Waste Industries, Inc.
June 16, 2006
Via Edgarlink and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director, and Tamara Brightwell, Staff Attorney

Re:	Allied Waste Industries, Inc. Allied Waste North America, Inc. AWNA Trust and Subsidiary Guarantors Form S-3 Registration Statement (File No. 127764)
Dear Ms. Long:
     In accordance with Rule 477 under the Securities Act of 1933, as amended, Allied Waste Industries, Inc., Allied Waste North America, Inc., AWNA Trust and the Subsidiary Guarantors (collectively, the “Registrants”) hereby request the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the above-captioned registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 22, 2005, and was amended by Amendment No. 1, filed on October 14, 2005, and further amended by Amendment No. 2, filed on April 24, 2006. There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement.
     The Registrants have determined that it is in their best interests to replace the Registration Statement with an automatic shelf registration statement on Form S-3, as that term is defined under Rule 405 of the Securities Act of 1933, registering the same securities included in the Registration Statement.
     The Registrants request that in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you have any questions with respect to this request, please contact Ian Schuman of Latham & Watkins LLP at (212) 906-1894.

Very truly yours,

Allied Waste Industries, Inc.

By:	/s/ Steven M. Helm

Name: Steven M. Helm
Title: Executive Vice President

Allied Waste North America, Inc.

By:	/s/ Steven M. Helm

Name: Steven M. Helm
Title: Executive Vice President

AWNA	Trust

By:	/s/ Steven M. Helm

Name: Steven M. Helm
Title: Executive Vice President

Each of the Subsidiary Guarantors

By:	/s/ Jo Lynn White

Name: Jo Lynn White
Title: Vice President